Exhibit 99.1

Volvo Aero Acquires Composite Company to Develop Lighter Aircraft Engines

    STOCKHOLM, Sweden--(BUSINESS WIRE)--Dec. 11, 2007--Regulatory News:

    Volvo Aero has acquired the composite company Applied Composites AB (ACAB) in Linkoping, which currently has approximately 70 employees. The aim of the acquisition is to use ACAB and its technology to develop and manufacture aircraft engine components in composite materials, which are significantly lighter than the comparable parts in metal.

    "The acquisition is part of our investment in lightweight technologies, which will result in reduced fuel consumption and, consequently, lower emissions from aircraft," explains Olof Persson, President of Volvo Aero.

    As a consequence of the acquisition, Volvo Aero will invest approximately SEK 50 M in research and development within the area of composites during the next 18 months.

    ACAB, which is expected to report sales in 2007 of SEK 110 M and operating income of SEK 13 M, was founded in 1988 and is a leading company in development and production of advanced composite products. The company has military and commercial customers.

    Volvo Aero intends to immediately establish a new operation that will develop and manufacture certain selected aircraft engine components in composite materials. These components will be significantly lighter than comparable components in metal and will then significantly influence the fuel consumption and, thereby its carbon dioxide emissions.

    "Lightweight technology is already one of our focused areas. Our goal is to become a world leader in lightweight structures. For that reason, it feels natural that we take this step by utilizing the broad and deep knowledge within ACAB," says Olof Persson.

    The new operation at ACAB will start work immediately. As a result, recruitment of personnel for the development side of the operation will begin at once.

    Torgny Stenholm, who previously held the position of Vice President Space Markets and Programs at Volvo Aero, has been appointed new President of ACAB. Torgny Stenholm will assume his position at year-end. Former President Bjorn Thundal will be a member of ACAB's Board of Directors.

    Facts about ACAB

    Prior to the acquisition, ACAB was owned by Tibia Konsult AB (67%), among other holders.

    The parties have agreed not to disclose the purchase price. The transaction has a marginal effect on the Volvo Group's profitability, net financial position and earnings per share.

    The acquisition was implemented on December 10. Since then, ACAB is a wholly owned subsidiary of Volvo Aero. Currently, there are no plans to change the name.

    Volvo Aero develops and manufactures components for aircraft and rocket engines with a high technology content in cooperation with the world's leading producers. Volvo Aero offers an extensive range of services, including sales of spare parts for aircraft engines and aircraft, sales and leasing of aircraft engines and aircraft, as well as overhaul and repair of aircraft engines. Volvo Aero is part of the Volvo Group (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB), one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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    CONTACT: Volvo Aero
             Fredrik Fryklund, +46 703 192396
             Head of Corporate Communications